Contact

www.linkedin.com/in/jeremysobotta (LinkedIn)

Top Skills

Strategic Planning
P&L Management
Capital Raising

Languages

Spanish

Jeremy S.

Financial Executive | Life Sciences
Dallas, Texas, United States

Summary

Finance leader with a proven track record of success in life sciences manufacturing and commercial execution as well as capital markets and corporate development. Demonstrated results as an operator through transforming organizations to maximize shareholder value creation with broad-based experience in different go-to-market models and payer/provider environments. Significant mergers and acquisition experience and successful initial public offering.

Experience

Biostate AI
Chief Financial Officer
January 2026 - Present (4 months)
Dallas, TX

Padagis LLC
Chief Financial Officer
June 2023 - December 2025 (2 years 7 months)

Perimeter Medical Imaging AI
3 years 7 months

Chief Executive Officer
October 2020 - June 2023 (2 years 9 months)
Dallas, Texas, United States

Chief Financial Officer
December 2019 - October 2020 (11 months)
Dallas, Texas, United States

Smith & Nephew
Senior Director Finance
June 2019 - December 2019 (7 months)
Greater Memphis Area

Stryker

9 years 6 months

Senior Director, Finance
January 2018 - June 2019 (1 year 6 months)
Kalamazoo, Michigan Area

Director of Finance and Sales Operations
July 2016 - December 2017 (1 year 6 months)
Kalamazoo, Michigan Area

Senior Manager, Commercial Excellence
March 2015 - June 2016 (1 year 4 months)
Kalamazoo, Michigan Area

Financial Controller
March 2013 - March 2015 (2 years 1 month)
Johannesburg Area, South Africa

Senior Analyst, Finance TransformationGroup
July 2011 - March 2013 (1 year 9 months)
London, United Kingdom

Senior Internal Auditor, Finance
January 2011 - July 2011 (7 months)
Kalamazoo, Michigan Area

Staff II Internal Auditor, Finance
January 2010 - January 2011 (1 year 1 month)
Kalamazoo, Michigan Area

Stryker
Staff Internal Auditor, Finance
2008 - 2009 (1 year)
Kalamazoo, Michigan Area

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Education

BBA, Accounting, Finance · (2001 - 2006)